October 5, 2018

Cynthia Earhart
Chief Financial Officer
NORFOLK SOUTHERN CORP
Three Commercial Place
Norfolk, Virginia 23510-2191

       Re: NORFOLK SOUTHERN CORP
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 5, 2018
           Form 10-Q for the Fiscal Period Ended March 31, 2018
           Filed April 25, 2018
           Response Dated
           September 21, 2018
           File No. 001-08339

Dear Ms. Earhart:

        We have reviewed your September 21, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comment are to comments in our
August 31, 2018 letter.

Form 10-Q For the Fiscal Period Ended March 31, 2018

Note 1 - Railway Operating Revenues, page 7

1. We have reviewed your response dated September 21, 2018. Please provide us with an analysis of the potential impact to your financial statements if your promise to arrange the service for the customer was determined to be a separate performance obligation.
 Cynthia Earhart
NORFOLK SOUTHERN CORP
October 5, 2018
Page 2

        You may contact Jim Dunn, Staff Accountant, at 202-551-3724 or Andrew Mew, Senior
Assistant Chief Accountant, at 202-551-3377 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCynthia Earhart                        Sincerely,
Comapany NameNORFOLK SOUTHERN CORP
                                                         Division of
Corporation Finance
October 5, 2018 Page 2                                   Office of
Transportation and Leisure
FirstName LastName